GENESIS LEASE LIMITED ANNOUNCES THIRD QUARTER 2007 RESULTS

Rental revenues increased 13.6% to $44.5 million

Net income increased 39.0% to $10.4 million

Signed agreement to purchase 8 modern, narrow-body aircraft

Took delivery of 11 aircraft during the quarter

SHANNON, Ireland, October 25, 2007 – Genesis Lease Limited (NYSE:GLS - News) today announced its financial results for the third quarter ended September 30, 2007.

For the quarter, rental revenues were $44.5 million, compared to $39.2 million for the same period in 2006, an increase of 13.6%. Net income was $10.4 million, compared to $7.5 million for the same period last year, an increase of 39.0%. For the nine months ended September 30, 2007, rental revenues were $126.5 million, compared to $111.6 million for the same period last year, an increase of 13.3%. Net income was $32.8 million, compared to $21.7 million for the same period last year, an increase of 50.9%. The increases in revenues reflect primarily the acquisition of additional aircraft, including acquisitions made during the third quarter of 2007. The increases in net income reflect primarily the increases in revenues and a lower effective tax rate, offset in part by increased selling, general and administrative expenses, including employee and facilities expenses, as well as public company expenses.

For the quarter ended September 30, 2007, EBITDA was $40.3 million, compared to $36.4 million for the same period in 2006, an increase of 10.8%. For the nine months ended September 30, 2007, EBITDA was $117.6 million, compared to $105.5 million for the same period last year, an increase of 11.5%. Genesis defines EBITDA as net income before provision for income taxes, interest and depreciation and amortization. EBITDA is a key measure of Genesis’s operating performance and liquidity that management uses to focus on consolidated operating results exclusive of expenses that relate to the financing and capitalization of its business. Please read “Reconciliation of Non-GAAP Financial Measure – EBITDA” for a description of EBITDA and a reconciliation of net income to EBITDA.

John McMahon, Chief Executive Officer of Genesis, said, “During the third quarter, Genesis continued to execute successfully against our business plan. We signed an agreement to purchase eight additional modern narrow-body aircraft, seven of which were delivered towards the end of September 2007. In total, we took delivery of eleven aircraft in the quarter with one additional aircraft expected to be delivered in Q4. We now have 52 aircraft on lease to 34 airlines in 18 countries. The quality and type of aircraft we have added is in line with our vision to build and maintain one of the most modern, desirable commercial aircraft portfolios in the leasing industry. Excluding the outstanding Q4 commitment, our year-to-date acquisitions result in an increase in contracted monthly base rentals of approximately 27% compared to the start of the year. These additions have further broadened our already diversified customer base, while allowing us to maintain a low weighted average age of 5.8 years for the total fleet, or 4.8 years excluding our four freighter aircraft.”

“Our portfolio growth has been facilitated by ready-access to financing through our USD $1 billion credit facility. Worldwide demand for commercial aircraft remains strong. This situation has resulted in attractive rentals upon re-lease and in reported orders received by the commercial aircraft manufacturers that are more than 70% higher for the first nine months than the same period in 2006,” Mr. McMahon added.

In line with its dividend policy, Genesis anticipates paying a dividend, subject to board approval, for the third quarter in an amount of $0.47 per share.

Aircraft Acquisition and Leasing Activities

On September 26, 2007, Genesis signed an asset purchase agreement to acquire a portfolio of eight modern, narrow-body commercial aircraft from affiliates of GE Commercial Aviation Services Limited, or GECAS.

The portfolio consists of the following aircraft:

Lessee	Aircraft Type	Country
Air Berlin	B737-700	Germany
Air Berlin	B737-700	Germany
Aloha Airlines	B737-700	United States
Germanwings	A319-100	Germany
Germanwings	A319-100	Germany
LTU	A320-200	Germany
MyTravel	A320-200	United Kingdom
United Airlines	A320-200	United States

All of these aircraft, except the aircraft leased to Aloha Airlines, were delivered to Genesis before September 30, 2007. The aircraft leased to Aloha Airlines is expected to be delivered in the fourth quarter of 2007.

In addition, Genesis took delivery of the four new Airbus A320 aircraft (two in July and two in September) pursuant to agreements signed in April and June 2007. All four aircraft are subject to long-term leases, two to Air Deccan and two to IndiGo Airlines, both of India.

Genesis financed the purchase of the eleven aircraft delivered in the quarter ended September 30, 2007 through borrowings under its $1 billion senior secured credit facility and through cash on hand. As of September 30, 2007, Genesis had $223.6 million of borrowings outstanding under the credit facility.

As of September 30, 2007, all 52 leases were performing and generating rents, as expected under the respective lease agreements.

About Genesis Lease Limited

Genesis Lease Limited is a global commercial aircraft leasing company that is headquartered in Shannon, Ireland. Genesis acquires and leases modern, operationally efficient passenger and cargo jet aircraft to a diverse group of airlines throughout the world. Genesis leverages the worldwide platform of GECAS to service its portfolio of leases, allowing management to focus on executing its growth strategy.

Genesis’s common shares, in the form of American Depositary Shares, are listed on the New York Stock Exchange under the symbol “GLS.”

On December 19, 2006, Genesis completed its initial public offering (“IPO”) and issued 27,860,000 shares at a public offering price of $23.00 per share. On December 19, 2006, Genesis also issued 3,450,000 shares to an affiliate of General Electric Company (“GE”), in a private placement for a price of $23.00 per share, and issued $810 million of floating-rate aircraft lease-backed notes in a securitization transaction. Genesis used the net proceeds of the IPO, the private placement of shares to GE and the securitization to finance the acquisition of a portfolio of 41 aircraft from affiliates of GE. On January 16, 2007, Genesis sold an additional 4,179,000 shares after the underwriters of its initial public offering exercised their over-allotment option in full, as well as 517,500 additional shares in a private placement to GE, for aggregate additional proceeds of $108.0 million. References to amounts raised in offerings or other sales of securities are gross proceeds and do not reflect discounts and commissions paid to the underwriters or initial purchasers of those securities. Financial statements for periods prior to the IPO reflect the results of operations and financial condition of Genesis’s predecessor. The predecessor’s financial statements reflect the combination of the 41 aircraft in Genesis’s portfolio from the date that each such aircraft was acquired by an affiliate of General Electric Company (“GE”).

Conference Call and Webcast

Genesis will host a conference call and webcast for investors and analysts to discuss its results for the quarter on Thursday, October 25, 2007, at 2:00pm (IST) / 9:00 am (Eastern time) / 6:00am (Pacific time).

Participants should call 866-454-4210 (United States/Canada) or 913-312-1457 (International) and request the Genesis call or utilize the confirmation code 3378424 . A telephonic replay will be available for anyone unable to participate in the live call. To access the replay, call (888) 203-1112 or (719) 457-0820 and enter confirmation code 3378424. The recording will be available from 12:00pm (Eastern Time) Thursday, October 25, 2007 until Thursday, November 2, 2007 at 11:59pm (Eastern Time). A live broadcast of the earnings conference call will also be available via the Internet at http://www.genesislease.com under Investor Relations. The webcast will be archived on the site for one year.

The Genesis Lease Limited logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3178

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for the company’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, including the lack of an independent operating history upon which to assess the company’s prospects or ability to pay dividends to its shareholders; the possibility that the company’s subsidiaries may have unknown contingent liabilities; the company’s inability to pay or maintain dividends on its shares; reliance on subsidiaries to provide funds necessary to meet the company’s financial obligations and pay dividends; unforeseen difficulties and costs associated with the acquisition and/or management of the company’s aircraft portfolio; the need for additional capital to finance the company’s growth; the death, incapacity or departure of senior management; the company’s obligations to comply with reporting and corporate governance requirements; an inability to refinance the company’s indebtedness on favorable terms or at all; operational restrictions imposed by the company’s indebtedness; exposure to interest rate fluctuations; dependence on GECAS; limitations on the company’s opportunities to purchase additional aircraft; potential conflicts of interests between the company and GECAS and its affiliates; competition with GECAS for acquisitions and dispositions of aircraft; limitations on remedies against GECAS for unsatisfactory performance; reliance on third-party service providers for certain administrative, accounting and other services; variability of supply and demand for aircraft and other aviation assets that could depress lease rates and the value of the company’s leased assets; a decline in aircraft values and achievable lease rates; the possibility that the company may be required to substitute some of the aircraft in its portfolio; past damage to some of the aircraft in the company’s portfolio; the advent of superior aircraft technology that could cause the company’s existing aircraft portfolio to become outdated and therefore less desirable; increased operational costs as the company’s aircraft age; concentration of aircraft types in the company’s aircraft portfolio; competition for investment opportunities in aircraft and other aviation assets; an inability to expand due to limited demand for leased aircraft; possible depreciation expenses and impairment charges; the effect of aircraft liens on the company’s ability to repossess, re-lease or resell its aircraft; failure by lessees to comply with the registration requirements in the jurisdiction where they operate; compliance with government regulations; difficulty to obtain title to one of the aircraft in the company’s portfolio; an inability to re-lease or sell aircraft on favorable terms as leases expire; reliance on lessees’ continuing performance of their lease obligations; difficulties in collecting lease payments from airlines; potential restructuring of leases with lessees that encounter financial difficulties; economic and political risks faced by lessees that operate in emerging markets; the possibility that the company may have to purchase repossession insurance if GECAS re-leases aircraft to lessees located in certain jurisdictions; potential lease defaults; an inability by lessees to fund their maintenance requirements on the company’s aircraft; failure by lessees to pay certain operational costs that could result in grounding of aircraft; inadequate insurance coverage maintained by lessees; failure by lessees to obtain certain required licenses, consents and approvals; early termination rights contained in some leases; the concentration of lessees in certain geographical regions; a deterioration in the financial condition of the commercial airline industry; airline reorganizations that could impair lessees’ ability to comply with lease payment obligations; the effect of high fuel prices on the profitability of the airline industry; the effects of terrorist attacks and geopolitical conditions on the airline industry; the effects of pandemic diseases on the airline industry; dependence on aircraft and engine manufacturers’ continuing financial stability; the company’s tax status as a passive foreign investment company; failure to qualify for tax treaty benefits and U.S. statutory tax exemptions; and exposure to potential taxation in jurisdictions in which the company’s aircraft operate, where its lessees are located or where it perform certain services.

Genesis expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

GENESIS LEASE LIMITED

CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS

	December 31, 2006	September 30, 2007 (unaudited)
	(USD in thousands)

ASSETS
Cash and cash equivalents	$26,855	$32,678
Restricted cash	15,471	26,122
Accounts receivable	1,366	4,101
Other assets	22,315	13,116
Flight equipment under operating leases, net	1,219,738	1,546,237
Fixed assets	—	850
Deferred income taxes	30,313	26,837
Total Assets	$1,316,058	$1,649,941
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$2,787	$14,076
Other liabilities	26,596	33,791
Current portion of long-term debt	—	—
Long-term debt, less current portion
Securitization notes	810,000	810,000
Credit facility	—	223,568
Total Long-term debt	810,000	1,033,568
Total Liabilities	839,383	1,081,435
Commitments and contingencies	—	—
Shareholders’ equity:
Par value $0.001 U.S. dollars per share; 500,000,000 shares authorized, 31,342,176 and 36,051,328 shares issued and outstanding at December 31, 2006 and September 30, 2007 respectively	$31	$36
Additional paid-in capital	474,202	577,750
Accumulated other comprehensive income	3,375	(5,059)
Accumulated deficit	(933)	(4,221)
Total shareholders’ equity	476,675	568,506
Total liabilities and shareholders’ equity	$1,316,058	$1,649,941

GENESIS LEASE LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED

STATEMENTS OF INCOME (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2007	2006	2007
	(USD in thousands )
Revenues
Rental of flight equipment	$39,171	$44,489	$111,603	$126,480
Other income	—	2,050	—	6,082
Total revenues	39,171	46,539	111,603	132,562
Expenses
Depreciation	13,341	15,184	37,396	43,379
Interest	11,054	13,151	33,161	36,439
Maintenance	1,984	845	3,819	996
Selling, general and administrative	907	5,485	2,724	14,305
Total operating expenses	27,286	34,665	77,100	95,119
Income Before Taxes	11,885	11,874	34,503	37,443
Provision for income taxes	4,413	1,485	12,791	4,681
Net Income	$7,472	$10,389	$21,712	$32,762

Reconciliation of Non-GAAP Financial Measure – EBITDA

EBITDA is a measure of operating performance and liquidity that is not calculated in accordance with U.S. generally accepted accounting principles, or GAAP. Genesis defines EBITDA as net income before provision for income taxes, interest and depreciation and amortization. EBITDA is a key measure of Genesis’s operating performance and liquidity that management uses to focus on consolidated operating results exclusive of expenses that relate to the financing and capitalization of its business. Management uses EBITDA as a financial measure to evaluate the consolidated financial and operating performance and liquidity of the business that, when viewed with GAAP results and the following reconciliation, provides a more complete understanding of factors and trends affecting Genesis’s business than GAAP measures alone. EBITDA assists Genesis in comparing its operating performance on a consistent basis as it removes the impact of its capital structure (primarily interest charges), asset base (primarily depreciation and amortization) and items outside the control of the management team (taxes) from its operating results. EBITDA also assists Genesis in comparing its liquidity on a consistent basis by providing a measure to demonstrate cash flow available for the payment of interest and dividends. EBITDA is presented in this press release because Genesis believes that EBITDA is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and of debt service and dividend paying capacity. Accordingly, EBITDA is one of the metrics used by management and the board of directors to review Genesis’s financial performance and liquidity.

EBITDA should not be considered a substitute for net income, income from operations or cash flows provided by or used in operations, as determined in accordance with GAAP. In evaluating EBITDA, investors should be aware that in the future Genesis may incur expenses similar to the adjustments described above. In particular, Genesis expects that depreciation of flight equipment and interest expense will continue to represent the substantial portion of its operating expenses. Therefore, the use of EBITDA as a measure of operating performance and liquidity is limited by the exclusion of a majority of Genesis’s operating expenses from the measure. The following presentation of EBITDA should not be construed as an implication that future results will be unaffected by expenses that are unusual, non-routine or non-recurring items. Investors are urged to review the GAAP financial measures included in this earnings release and Genesis’s public filings, and to not rely on any single financial measure to evaluate its business.

RECONCILIATION OF NET INCOME TO EBITDA FOR THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2006 AND 2007 AND THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2007

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2007	2006	2007
	(USD in thousands)
Net income	$7,472	$10,389	$21,712	$32,762
Provision for income taxes	4,413	1,485	12,791	4,681
Depreciation and amortization	13,452	15,434	37,877	44,158
Interest	11,054	13,016	33,161	36,037
EBITDA	$36,391	$40,324	$105,541	$117,638